OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ARGAN, INC.

(Name of Issuer)

Common Stock, $0.15 Per Share Par Value

(Title of Class of Securities)

746375107

(CUSIP Number)

Jeffrey A. Bahnsen, Esq.
Greenberg Traurig, P.A.
450 South Orange Avenue, Suite 650
Orlando, FL 32801
(407) 418-2351

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 746375107

1.	Name of Reporting Person: Kevin Thomas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,601,292

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,601,292

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,601,292

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Company
The title of the class of equity securities to which this statement relates is the common stock, par value $0.15 per share (the “Common Stock”), of Argan, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is One Church Street, Suite 302, Rockville, MD 20850.
Item 2. Identity and Background
(a) Name: Kevin Thomas (“Thomas”)
(b) Residence: 6620 Daniels Road, Naples, Florida 34109
(c) Principal Occupation: Employed as the CEO of Vitarich Laboratories, Inc., a wholly-owned subsidiary of the Company located at 4365 Arnold Avenue, Naples, Florida 34104
(d) Thomas has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Thomas has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Thomas was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Florida
Item 3. Source and Amount of Funds or Other Consideration
As previously disclosed on a Form 8-K filed with the Securities and Exchange Commission on September 7, 2004 by Argan, Inc. (the “Company”), on August 31, 2004 the Company entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”) with AGAX/VLI Acquisition Corporation, Vitarich Laboratories, Inc. (“Vitarich”) and Kevin J. Thomas (“Thomas”), whereby, among other things, the Company issued to Thomas “Initial Stock Consideration” and “Additional Stock Consideration” (as such terms are defined in the Merger Agreement, and are collectively referred to herein as the “Stock Consideration”), which Stock Consideration was subject to adjustment in the event the Company raised or failed to raise additional capital (the “Condition”) by a certain time period (the “Adjustment Period”).
On January 28, 2005, the Company, Vitarich and Thomas entered into a letter agreement (the “Letter Agreement”) to extend the Adjustment Period of the Condition to July 31, 2005.
As of July 31, 2005, the Condition had not occurred. In accordance with the formula provided in the Letter Agreement to calculate the adjustment to the Stock Consideration, on August 19, 2005, the Company instructed the transfer agent to issue to Thomas 535,052 shares of Common Stock of the Company pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction
See Item 3 above regarding the purpose for Thomas’ acquisition of the securities of the Company. Except as set forth above, Thomas has not formulated any plans or proposals that relate to or would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) Any change in the present board of directors of management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Company;
(f) Any other material change in the Company’s business or corporate structure;
(g) Changes in the Company’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;
(h) Causing a class of the securities of the Company to be delisted from a national securities exchange or cease to be authorized to be traded in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or
(j) Any action similar to any of those listed above.
Item 5. Interest in Securities of the Company
(a) Aggregate number and percentage of Common Stock beneficially owned by Thomas: See Items 11 and 13 on the applicable cover page.
(b) Shared versus sole voting and dispositive power with respect to Thomas: See Items 7, 8, 9 and 10 of the applicable cover page.
(c) Except as set forth above, Thomas has not effected any transactions in the securities of the Company during the past 60 days.
(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by Thomas.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
Except as set forth in Items 3 and 4 of this Schedule 13D, Thomas does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.
Item 7. Material to Be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger, dated as of August 31, 2004, by and between Thomas, Vitarich-Florida, the Company and VLI (incorporated by reference herein to Exhibit 2.1 to Argan Inc’s. Current Report on Form 8-K/A filed with the Commission on September 17, 2004).

Exhibit 2
Letter Agreement dated January 28, 2005 by and among Argan, Inc., Vitarich Laboratories, Inc. and Kevin J. Thomas (incorporated by reference herein to Exhibit 10.1 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on August 19, 2005).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 9, 2005

/s/ Kevin Thomas
Kevin Thomas

EXHIBIT INDEX

Exhibit 1
Agreement and Plan of Merger, dated as of August 31, 2004, by and between Thomas, Vitarich-Florida, the Company and VLI (incorporated by reference herein to Exhibit 2.1 to Argan Inc’s. Current Report on Form 8-K/A filed with the Commission on September 17, 2004).

Exhibit 2
Letter Agreement dated January 28, 2005 by and among Argan, Inc., Vitarich Laboratories, Inc. and Kevin J. Thomas (incorporated by reference herein to Exhibit 10.1 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on August 19, 2005).